Exhibit 99.7

Date: 3 March 2017

EXPLANATORY NOTES TO THE DEMERGER PROPOSAL by the boards of directors of:

(1)

Fiat Chrysler Automobiles N.V., a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958 (FCA); and

(2)

InterimCo B.V., a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n. 86, 10135 Turin, Italy, registered with the Dutch trade register under number 68108664 (Acquiring Company).

1	BACKGROUND

1.1

The board of directors of FCA and the board of directors of the Acquiring Company have drawn up a demerger proposal (Demerger Proposal) in connection with a demerger in accordance with Title 7, Book 2 of the Dutch Civil Code (DCC) at which FCA will continue to exist and as a consequence whereof (i) the Acquiring Company will acquire part of the assets of FCA under universal title of succession (verkrijging onder algemene titel) and (ii) the shareholders of FCA will be granted shares in the capital of the Acquiring Company (Demerger).

1.2

Pursuant to Section 2:334n DCC, the Demerger shall be executed in accordance with the relevant provisions of Dutch law and as such will become effective on the day following the day on which the notarial deed of Demerger is executed before a civil law notary, officiating in the Netherlands (Demerger Effective Date).

2	REASONS FOR THE DEMERGER

The board of directors of FCA is of the opinion that participation in the media publishing business is no longer consistent with the business and strategic profile of FCA, which during the past several years has been progressively focusing on the mass market automobile business (following inter alia the divestiture of several non-automotive businesses, the demerger of CNH Industrial N.V. and the separation of Ferrari N.V.). The boards of directors of FCA and the Acquiring Company believe that the Demerger (together with the Liquidation as defined below) will (i) deliver value to FCA shareholders and (ii) rationalize FCA’s business profile in a superior manner than would a mere third party sale of the Demerger Assets (as defined below).

3	EXPECTED CONSEQUENCES FOR THE ACTIVITIES

After the Demerger is completed, the Acquiring Company is intended to be dissolved and to make a liquidation distribution in advance to the shareholders of FCA (Liquidation) consisting of the Demerger Assets (as defined below) (except for the cash component of the Demerger Assets) and/or the proceeds thereof, as to be determined by the liquidator(s). The Demerger (together with the Liquidation) is not expected to have any material consequences for the activities related to the Demerger Assets, since the shareholders of FCA are not expected to change any such activities in any material respects.

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4	EXPLANATION FROM A LEGAL, ECONOMIC AND SOCIAL POINT OF VIEW

Legal

4.1

As a result of the Demerger (i) the Demerger Assets (as defined below) shall be acquired by the Acquiring Company under universal title of succession and (ii) the shareholders of FCA will by operation of law be granted shares in the capital of the Acquiring Company in accordance with the Exchange Ratio (as defined below).

4.2

In connection with any outstanding compensation plans (Compensation Plans) of FCA, the number of rights to acquire shares in FCA held by the beneficiaries under the Compensation Plans shall be equitably adjusted to compensate such beneficiaries for the financial consequences of the Demerger in accordance with the terms of the Compensation Plans and therefore no rights and compensations will be granted to the beneficiaries under the Compensation Plans at the expense of the Acquiring Company.

Economic

4.3	From an economic point of view, the Demerger shall enable shareholders of FCA to hold a direct interest in the business acquired by the Acquiring Company separate from the other activities of FCA.

Social

4.4	The Demerger is not expected to have any material impact on the social aspects relating to the activities to be acquired by the Acquiring Company in the Demerger, as currently contemplated by FCA.

5	METHOD FOR DETERMINATION OF EXCHANGE RATIO

Method pursuant to which the Exchange Ratio has been established

5.1

The Acquiring Company has been incorporated on 17 February 2017 with an issued capital of one eurocent. As a result of the Demerger, the Acquiring Company shall acquire part of the assets of FCA as described in more detail in the Demerger Proposal (Demerger Assets) and the value of the Acquiring Company as of the Demerger Effective Date will equal the value of the Demerger Assets immediately preceding the Demerger Effective Date. In view thereof the following exchange ratio (Exchange Ratio), based on the nominal value of the shares in the Acquiring Company and FCA, with any excess being considered non-obliged share premium, shall apply:

(a)

the holders of common shares in the capital of FCA (FCA Common Shares) will receive common shares in the Acquiring Company (Acquiring Company Common Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Common Shares held by them at the Demerger Effective Date; and

(b)

the holders of special voting shares in the capital of FCA (FCA Special Voting Shares) will receive special voting shares in the Acquiring Company (Acquiring Company Special Voting Shares) with an aggregate nominal value equal to the aggregate nominal value of the FCA Special Voting Shares held by them at the Demerger Effective Date.

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As (i) the aggregate value of one FCA Common Share and one Acquiring Company Common Share immediately after the Demerger equals the value of one FCA Common Share immediately prior to the Demerger and (ii) the aggregate value of one FCA Special Voting Share and one Acquiring Company Special Voting Share immediately after the Demerger equals the value of one FCA Special Voting Share immediately prior to the Demerger, the above Exchange Ratio has been applied. No cash payments will be made by the Acquiring Company in connection with the Exchange Ratio.

Applicability of the method applied

5.2

In the context of a demerger, the objective of the board of directors’ valuation is to estimate the “relative” equity values in order to determine the exchange ratio; the estimated relative values should not be taken as reference in different contexts.

5.3	The relative value of the Demerger Assets has been determined under the going-concern assumption and ignoring any potential economic and financial impacts of the Demerger.

5.4	In light of the above, and taking into account the objective of the valuation analysis, the methods applied as set out above are considered appropriate for the Demerger.

The method to determine the Exchange Ratio has led to the following valuation

5.5

When valuing the Demerger Assets, their fair market value and not their historic cost price or any other valuation method applied to those assets in FCA’s annual accounts and the half- year financial statements of FCA is used (i.e. equity value), as their fair market value significantly deviates from these other valuation methods. The fair market value of the Demerger Assets is equal to EUR 55,997,427 as of 31 December 2016.

5.6

When valuing the assets and liabilities of the Acquiring Company at their historic cost price and any other valuation method applied to those assets and liabilities in the interim balance sheet of the Acquiring Company, the value of the assets and liabilities of the Acquiring Company as of 3 March 2017 is negligible.

The problems that have arisen with regard to the valuation and determination of the Exchange Ratio

5.7	No particular difficulties have arisen as a result of the valuation method used or as a result of the determination of the Exchange Ratio.

The relative weight of the methods

5.8	The relative weight of the methods used to establish at the valuation is generally acceptable.

Particular difficulties valuation and determination of the Exchange Ratio

5.9	There are no particular difficulties to report in respect of the valuation and the determination of the Exchange Ratio.

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6	MISCELLANEOUS

The auditor’s report referred to in Section 2:334aa paragraph 3 DCC is attached to these explanatory notes as Annex.

(signature page follows)

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SIGNATURE PAGE – HANDTEKENINGPAGINA

Board of directors Fiat Chrysler Automobiles N.V.

Name:	John Elkann	Name:	Sergio Marchionne

Title:	executive director – Chairman	Title:	executive director – CEO

Name:	Ronald L. Thompson	Name:	Andrea Agnelli

Title:	senior non-executive director	Title:	non-executive director

Name:	Tiberto Brandolini d’Adda	Name:	Glenn Earle

Title:	non-executive director	Title:	non-executive director

Name:	Valerie Mars	Name:	Ruth Simmons

Title:	non-executive director	Title:	non-executive director

Name:	Patience Wheatcroft	Name:	Stephen Wolf

Title:	non-executive director	Title:	non-executive director

Name:	Ermenegildo Zegna di Monte Rubello

Title:	non-executive director

explanatory notes demerger proposal

Board of directors InterimCo B.V.

Name:	Giorgio Fossati	Name:	Fabio Spirito
Title:	executive director	Title:	non-executive director

explanatory notes demerger proposal

ANNEX

Auditor’s statement KPMG

Section 2:334aa paragraph 3 DCC

explanatory notes demerger proposal

Assurance report of the independent auditor

To: the Boards of Directors of Fiat Chrysler Automobiles N.V. and InterimCo B.V.

Assignment and responsibilities

We have examined whether the statements made by the Boards of Directors, as required under Section 2:334z of the Netherlands Civil Code, in the notes to the proposal for demerger (hereinafter ‘Demerger Proposal’) dated 3 March 2017 of the following companies:

1	Fiat Chrysler Automobiles N.V., ( hereinafter ‘Demerging company’) a public company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at 25 St. James’s Street, SW1A 1HA London, United Kingdom, registered with the Dutch trade register under number 60372958;

2	InterimCo B.V., (hereinafter ‘Acquiring company’) a private limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Via Plava n.86, 10135, Turin, Italy, registered with the Dutch trade register under number 68108664, meet the requirements of Section 2:334z of the Netherlands Civil Code.

The Boards of Directors are responsible for the preparation of the notes. Our responsibility is to issue an assurance report on these statements as referred to in Section 2:334aa, subsection 3 of the Netherlands Civil Code.

Scope

We have conducted our examination in accordance with Dutch law, including the Dutch Standard 3000 “Assurance engagements other than audits or reviews of historical financial information”. This requires that we plan and perform the examination to obtain reasonable assurance about whether the statements meet the requirements of Section 2:334z of the Netherlands Civil Code. An assurance engagement includes examining appropriate evidence on a test basis.

We are independent of Fiat Chrysler Automobiles N.V. and InterimCo B.V. in accordance with the “Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO)” and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the “Verordening gedrags- en beroepsregels accountants (VGBA)”.

We apply the ‘Nadere voorschriften accountantskantoren ter zake van assurance opdrachten RA’ and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KPMG Accountants N.V., registered with the trade register in the Netherlands under number 33263683, is a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’), a Swiss entity.

Opinion

In our opinion the statements included in the notes to the Demerger Proposal meet the requirements of Section 2:334z of the Netherlands Civil Code.

Restriction on use

This assurance report is solely intended for the Boards of Directors of the aforementioned companies and for the persons as referred to in Section 2:334h subsection 2 of the Netherlands Civil Code. It is solely issued in connection with the proposal for demerger and therefore cannot be used for other purposes.

Amstelveen, 3 March 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

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Assurancerapport van de onafhankelijke accountant

Aan: de besturen van Fiat Chrysler Automobiles N.V. en InterimCo B.V.

Opdracht en verantwoordelijkheden

Wij hebben onderzocht of de mededelingen als bedoeld in artikel 2:334z van het in Nederland geldende Burgerlijk Wetboek (BW), die zijn opgenomen in de toelichting bij het voorstel tot splitsing, gedateerd 3 maart 2017, van de navolgende vennootschappen:

1	Fiat Chrysler Automobiles N.V., een naamloze vennootschap met een statutaire zetel in Amsterdam, gevestigd te 25 St. James’s Street, SW1A 1HA Londen, Verenigd koninkrijk, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 60372958 (“splitsende vennootschap”);

2	InterimCo B.V., een besloten vennootschap met een statutaire zetel in Amsterdam, gevestigd te Via Plava n.86, 10135, Turijn, Italië, geregistreerd bij de Nederlandse kamer van koophandel onder nummer 68108664 (’’verkrijgende vennootschap”), voldoen aan hetgeen daaromtrent door genoemd artikel 2:334z BW wordt voorgeschreven.

De besturen van genoemde vennootschappen zijn verantwoordelijk voor het opstellen van de toelichting.

Onze verantwoordelijkheid is het verstrekken van een verslag inzake deze mededelingen als bedoeld in artikel 2:334aa lid 3 BW.

Werkzaamheden

Wij hebben ons onderzoek verricht in overeenstemming met Nederlands recht, waaronder de Nederlandse Standaard 3000 ’Assuranceopdrachten anders dan opdrachten tot controle of beoordeling van historische financiële informatie’. Dienovereenkomstig dienen wij ons onderzoek zodanig te plannen en uit te voeren, dat een redelijke mate van zekerheid wordt verkregen dat de mededelingen in het kader van de onderhavige splitsing voldoen aan hetgeen daaromtrent door artikel 2:334z BW wordt voorgeschreven. Een assuranceopdracht omvat onder meer een onderzoek door middel van deelwaarnemingen van relevante gegevens.

Wij zijn onafhankelijk van Fiat Chrysler Automobiles N.V. en InterimCo B.V. zoals vereist in de Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) en andere relevante onafhankelijkheidsregels in Nederland. Daarnaast hebben wij voldaan aan de Verordening gedrags- en beroepsregels accountants (VGBA).

Wij passen de ‘Nadere voorschriften accountantskantoren ter zake van assurance-opdrachten RA’ toe. Op grond daarvan beschikken wij over een samenhangend stelsel van kwaliteitsbeheersing inclusief vastgelegde richtlijnen en procedures inzake de naleving van ethische voorschriften, accountantsstandaarden en andere relevante wet- en regelgeving.

Wij zijn van mening dat de door ons verkregen assurance-informatie voldoende en geschikt is om te dienen als onderbouwing voor ons oordeel.

KPMG Accountants N.V., ingeschreven bij het handelsregister in Nederland onder nummer 33263683, is lid van het KPMG-netwerk van zelfstandige ondernemingen die verbonden zijn aan KPMG International Cooperative (‘KPMG International’), een Zwitserse entiteit.

Oordeel

Naar ons oordeel voldoen de in de toelichting bij voormeld voorstel tot splitsing gedane mededelingen in het kader van de onderhavige splitsing aan hetgeen daaromtrent wordt voorgeschreven door artikel 2:334z BW.

Beperking in gebruik en verspreidingskring

Dit assurancerapport is uitsluitend bestemd voor de besturen van voormelde vennootschappen en voor de personen als genoemd in artikel 2:334h lid 2 BW. Het wordt uitsluitend verstrekt in het kader van voormeld voorstel tot splitsing en mag derhalve niet voor andere doeleinden worden gebruikt.

Amstelveen, 3 maart 2017

KPMG Accountants N.V.

L.M.A. van Opzeeland RA

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